EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Earnings:
Income/(loss) from continuing operations	$11,885	$14,952	$28,410	$42,421
Add from continuing operations:
Interest on indebtedness (a)	7,448	10,909	22,631	32,587
Portion of rents representative of the interest factor	458	449	1,366	1,407
Amortization of capitalized interest	186	183	557	547
Total earnings	$19,977	$26,493	$52,964	$76,962

Fixed charges from continuing operations:
Interest on indebtedness (a)	$7,448	$10,909	$22,631	$32,587
Interest capitalized	—	50	170	104
Portion of rents representative of the interest factor	458	449	1,366	1,407
Fixed charges	$7,906	$11,408	$24,167	$34,098

Ratio of earnings to fixed charges	2.53	2.32	2.19	2.26
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.